Huntington Asset Services, Inc.
2960 N. Meridian St., Suite 300
Indianapolis, IN 46208

May 18, 2011

EDGAR CORRESPONDENCE

Securities & Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC  20549

Re:  Valued Advisers Trust (the “Trust”)(File Nos. 811-22208 and 333-151672)

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of the Trust, please find a marked version of the prospectus for the Angel Oak Multi-Strategy Income Fund (the “Fund”), a series of the Trust.  As requested by Ms. Laura Hatch of the Securities and Exchange Commission (“SEC”) staff, this marked copy of the prospectus is submitted in conjunction with Post-effective Amendment No. 34 to the Trust’s Registration Statement under the Securities Act of 1933, as amended and Amendment No. 35 to the Trust’s Registration Statement under the Investment Company Act of 1940, as amended (collectively, the “Amendment”).  The Amendment was filed with the SEC via EDGAR on May 18, 2011, for the purpose of adding borrowing language to the Fund’s principal investment strategies and the corresponding risk disclosures.  The enclosed version of the prospectus is marked to show the borrowing language, as well as certain other minor and conforming changes.

If you have any questions or would like further information, please contact me at (317) 917-7029.

Sincerely,

/s/ Carol J. Highsmith

Carol J. Highsmith
Vice President